CHINAEDU CORPORATION REPORTS THIRD QUARTER 2012 RESULTS

Net Revenue Increases to $19.7 Million, Exceeding Company Guidance

BEIJING, CHINA – December 20, 2012 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online educational services provider in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2012. 1

Third Quarter 2012 Highlights

•	Total net revenue for the third quarter of 2012 was $19.7 million, an 8.7 percent increase from $18.1 million in the corresponding period in 2011.
•	Net revenue from online degree programs was $15.8 million, an increase of 9.4 percent from $14.4 million in the corresponding period of 2011.
•	Net income attributable to ChinaEdu was $0.5 million. There was a non-cash intangible assets impairment charge of $0.9 million and a related deferred income tax impact of $0.6 million in the third quarter of 2012.
•	Adjusted net income attributable to ChinaEdu[2] was $1.9 million.
•	Net income attributable to ChinaEdu per diluted ADS[3] was $0.030. The non-cash intangible assets impairment charge and related deferred income tax impact affected net income attributable to ChinaEdu per diluted ADS by $0.091.
•	Adjusted net income attributable to ChinaEdu per diluted ADS[4] was $0.115.
•	Operating margin in the third quarter of 2012 was 20.3 percent excluding the intangible assets impairment charge.
•	The number of revenue students[5] in online degree programs during the Spring 2012 semester increased roughly 21.4 percent year-over-year to approximately 193,000 students.

Julia Huang, executive chairman of ChinaEdu commented, “We are pleased with our performance in the third quarter, particularly our ability to increase gross margin to 61.0 percent. We continue to see healthy growth in our online degree programs and are making efforts to build our online professional and certification training programs to help narrow the gap between the skills of the workforce and present-day employers’ needs. We are also working to improve our interactive learning capability by integrating mobile technology and social network applications into our K-12 programs. As these programs begin to benefit from our focus on technology-supported interactive learning, we will look for ways to integrate the platforms into our adult training and degree offerings. At the same time, we continue to closely monitor and control costs across our businesses, enabling us to deliver yet another successful quarter. As we look towards the close of 2012, we are confident in the full year results we will deliver and we are optimistic about the year ahead.”

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three and nine months ended on September 30, 2012 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.2848 to $1.00, the noon buying rate in effect on September 30, 2012 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

2 “Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of non-controlling interests’ portion, amortization of intangible assets and land use rights, and impairment charges.

3 “ADS” is American Depositary Share. Each ADS represents three ordinary shares.

4 “Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.

5 “Revenue students” refers to students of university online degree programs who have paid tuitions. The numbers for the three months ended September 30, 2012 and 2011 are revenue students in Spring 2012 and Spring 2011, respectively.

1

Financial Results for the Third Quarter Ended September 30, 2012

Net Revenue

Total net revenue for the third quarter of 2012 was $19.7 million, an 8.7 percent increase from $18.1 million in the corresponding period in 2011.

Net revenue from online degree programs for the third quarter of 2012 was $15.8 million, a 9.4 percent increase from $14.4 million in the corresponding period in 2011. As seen in the previous quarter, the increase in net revenue from online degree programs in the third quarter was primarily due to organic growth in revenue students enrolled in core online degree programs. Some growth was also attributed to greater revenue contribution from our learning centers network and increased revenue contribution from our online non-degree training programs. Enrollment for online degree programs in the Spring 2012 semester was approximately 193,000 revenue students, an increase of 21.4 percent from approximately 159,000 revenue students in the Spring 2011 semester.

As of September 30 2012, ChinaEdu’s learning centers network was providing recruiting services for 22 universities with 116 operational learning centers, of which 55 were proprietary centers6 and 61 were contracted centers7. This compares to 103 operational learning centers as of September 30, 2011, of which 59 were proprietary and 44 were contracted centers.

Net revenue from non-degree programs, including online tutoring programs, private primary and secondary schools and international and elite curriculum programs, in the third quarter of 2012 was $3.9 million, a 6.0 percent increase from $3.7 million in the third quarter of 2011. The growth was mainly driven by increased enrollment at our private schools in Anqing and Pingdingshan as well as an increase in tuition at our Anqing private school.

Cost of Revenue

Total cost of revenue for the third quarter of 2012 was $7.7 million, representing an increase of 1.5 percent, compared to $7.6 million in the corresponding period of 2011.

Cost of revenue for online degree programs in the third quarter of 2012 was $5.4 million, an increase of 7.5 percent from $5.0 million in the corresponding period of 2011. The increase in cost of revenue was primarily due to an increase in staff costs that resulted from a headcount increase across the Company.

Cost of revenue for non-degree programs in the third quarter of 2012 was $2.3 million, a decrease of 10.5 percent from $2.5 million in the third quarter of 2011. The decrease in cost of revenue in this area was mainly due to decreases in employee costs and leasing costs related to our international and elite curriculum programs.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2012 was $12.0 million, compared to $10.6 million in the corresponding period of 2011. Gross margin increased to 61.0 percent, compared to 58.2 percent in the corresponding period in 2011.

Gross margin for online degree programs increased to 65.7 percent for the third quarter of 2012, compared to 65.1 percent in the corresponding period of 2011.

6 Proprietary centers refer to self-owned learning centers operated either under the Company’s own brand name or the brand name of a university pursuant to a licensing arrangement with that university.

7 Contracted centers refer to agreement with third party learning centers pursuant to which the Company only provides assistance in applying for approval from provincial level education authorities as well as securing additional university online degree programs. In return, the Company receives a percentage of the tuition earned by these third party learning centers.

2

Gross margin for private schools increased to 40.3 percent, compared to 29.4 percent in the corresponding period in 2011. The increase was primarily due to increased student enrollment at our private schools in Anqing and Pingdingshan as well as a tuition increase at the Anqing school.

Gross margin for online tutoring programs decreased to 63.9 percent from 65.6 percent in third quarter of 2011, largely due to decreased barter transaction revenue.

Operating Expenses

Total operating expenses were $9.0 million in the third quarter of 2012, representing a 16.3 percent increase from $7.7 million in the corresponding period in 2011. As a percentage of net revenue, total operating expenses increased to 45.5 percent, compared to 42.5 percent in the corresponding period in 2011. The increase in total operating expense was the result of the following:

•	General and administrative expenses for the third quarter of 2012 were $4.3 million, an increase of 16.6 percent compared to $3.7 million in the corresponding period in 2011. The increase was mainly the result of an early termination fee related to a lease agreement and an increase in conference fees and travel fees. As a percentage of net revenue, general and administrative expenses increased to 22.0 percent, compared with 20.5 percent in the same period in 2011.
•	Selling and marketing expenses were $2.0 million in the third quarter of 2012, a decrease of 13.7 percent compared to $2.3 million in the corresponding period in 2011. The decrease was primarily attributable to a significant decrease in marketing activities surrounding international and elite curriculum programs. As a percentage of net revenue, selling and marketing expenses decreased to 9.9 percent, compared with 12.5 percent in the same period in 2011.
•	Research and development expenses for the third quarter of 2012 were $1.7 million, flat with the corresponding period in 2011. As a percentage of net revenue, the research and development expense was 8.8 percent in the third quarter of 2012, decreasing from 9.5 percent in the same period in 2011.
•	The Company incurred an intangible asset impairment charge in relation to the BCIT (British Columbia Institute of Technology) and FEC (Friendly Experimental Class) programs in the international and elite curriculum division in the third quarter of 2012, resulting in an aggregate non-cash charge of $0.9 million (RMB5.9 million). The Company does not plan to enter into new cooperative agreements such as these in the near future. Due to the projection that demonstrated the operation from the FEC program and continuing losses from the BCIT programs, the Company believes that the intangible assets carrying amount associated with the BCIT and FEC programs may not be recoverable. The fair value for the intangible assets of these programs is less than the carrying value as of September 30, 2012, resulting in impairment of these two programs in the current quarter. The excess carrying value of the intangible assets over its fair value is recognized as an impairment loss.

Income from Operations

Income from operations in the third quarter of 2012 was $3.1 million, an increase of 7.3 percent compared to $2.8 million in the corresponding period of 2011. The increase was mainly due to an increase in student enrollment in online degree programs in the Spring semester as well as increased enrollment at our private schools. Operating margin decreased very slightly to 15.5 percent in the third quarter of 2012, compared to 15.7 percent in the corresponding period of 2011. The non-cash intangible assets impairment charge affected income from operations by $0.9 million.

3

Adjusted income from operations, a non-GAAP measure defined as income from operations excluding share-based compensation, amortization of intangible assets, land use rights, and impairment charges, was $4.5 million for the third quarter of 2012, an increase of 36.0 percent compared to $3.3 million in the corresponding period of 2011.

Adjusted operating margin, a non-GAAP measure defined as the ratio of adjusted income from operations over net revenue, for the third quarter of 2012 increased to 22.7 percent, compared to 18.2 percent in the corresponding period of 2011.

Interest and Investment Income

Interest and investment income for the third quarter of 2012 increased 112.6 percent to $0.7 million, compared to $0.3 million for the corresponding quarter of 2011.

Income Tax Expense

In the third quarter of 2012, the income tax expense was $1.5 million and the effective income tax rate calculated without consideration for the impairment charge was 31.5 percent. This compares with an income tax expense of $0.5 million and effective income tax rate of 14.2 percent in same period of 2011. The increase in income tax expense is attributable to the provision of valuation allowance of the deferred tax assets that arose in the carrying losses in the international and elite programs.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was to $1.8 million in the third quarter of 2012, flat with the corresponding period in 2011.

Net Income Attributable to ChinaEdu

Net income attributable to ChinaEdu, which is net income, excluding net income attributable to non-controlling interests, was $0.5 million in the third quarter of 2012, representing a decrease of 47.5 percent from $0.9 million in the corresponding period of 2011. The non-cash intangible assets impairment charge and related deferred income tax impact affected net income attributable to ChinaEdu by $0.9 million and $0.6 million respectively.

Net income attributable to ChinaEdu per basic and diluted ADS was $0.031 and $0.030, respectively, for the third quarter of 2012, compared to $0.060 and $0.057, respectively, for the corresponding period in 2011. The non-cash intangible assets impairment charge and related deferred income tax impact affected net income attributable to ChinaEdu per basic and diluted ADS by $0.096 and $0.091, respectively.

Adjusted net income attributable to ChinaEdu was $1.9 million in the third quarter of 2012 compared to $1.4 million in the corresponding period of 2011. Adjusted net margin, a non-GAAP measure defined as the ratio of adjusted net income attributable to ChinaEdu over net revenue, was 9.7 percent in the third quarter of 2012, compared to 7.6 percent in the corresponding period of 2011. The non-cash intangible assets impairment charge and related deferred income tax impact affected adjusted net income attributable to ChinaEdu by $0.9 million and $0.6 million, respectively, which affected adjusted net margin by 2.9 percent.

4

Adjusted net income attributable to ChinaEdu per basic and diluted ADS was $0.120 and $0.115, respectively, for the third quarter of 2012, compared to $0.088 and $0.083, respectively, in the corresponding period of 2011. The non-cash intangible assets impairment charge and related deferred income tax impact affected adjusted net income attributable to ChinaEdu per basic and diluted ADS by $0.037 and $0.035, respectively.

Deferred Revenue

As of September 30, 2012, deferred revenue was $10.0 million, consisting of current deferred revenue in the amount of $8.3 million and non-current deferred revenue in the amount of $1.7 million.

Spring semester tuition is generally received during the second quarter but is recognized both in the second quarter and the third quarter of the calendar year. Service fees are amortized within the service period.

Private school revenue is generally received in September, but is amortized over 6 or 12 months. Online tutoring program revenue can be received at program enrollment and is mostly amortized within 12 months.

Cash and Cash Equivalents and Term Deposits

As of September 30, 2012, the Company had cash and cash equivalents and term deposits of $63.0 million, which primarily consisted of cash, demand deposits with original maturity terms of three months or less, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties

Amounts due from related parties, which represents cash owed to the Company by collaborative alliance partners, were $41.0 million as of September 30, 2012 compared to $37.9 million as of September 30, 2011.

2012 Year-to-Date Financial Results

Net Revenue

For the nine months ended September 30, 2012, total net revenue was $56.1 million, representing an increase of 11.9 percent over $50.2 million in the corresponding period in 2011. Net revenue from online degree programs for the first nine months of 2012 was $45.0 million, representing a 13.1 percent increase from $39.8 million in the corresponding period in 2011. Net revenue from non-online degree programs for the first nine months of 2012 was $11.1 million, compared to $10.3 million in 2011, a 7.3 percent increase. Growth in total net revenue was attributable to strong enrollment in online degree programs in the Fall semester of 2011 and Spring semester of 2012, particularly within the learning centers network. Growth in net revenue at the Anqing School increased, while the Company saw a decrease in revenue contributed by 101 online tutoring programs and international and elite curriculum programs.

Cost of Revenue

For the nine months ended September 30, 2012, total cost of revenue was $22.4 million, an increase from $20.9 million in the corresponding period in 2011. Cost of revenue for online degree programs in the first nine months of 2012 was $15.2 million, an increase of 8.6 percent compared to $14.0 million in the corresponding period of 2011. The increase was primarily due to cost increases in headcount as well as expansion of the Company’s learning centers network.

Cost of revenue for non-online degree programs in the first nine months of 2012 was $7.2 million, an increase of 4.0 percent compared to $7.0 million in the corresponding period of 2011. The increase in cost of revenue was primarily related to employee costs, leasing costs and service costs associated with our 101 online tutoring programs and teaching costs, dormitory, canteen and transportation costs related to our private primary schools in Anqing and Pingdingshan. Cost of revenue for international and elite curriculum programs decreased as those programs have grown smaller over the course of the year.

5

Gross Profit

Gross profit for the nine months ended September 30, 2012 was $33.7 million, an increase of 15.3 percent compared with $29.2 million for the corresponding period in 2011. The increase was primarily due to an increase in gross margin across online degree programs and private school programs.

Income from Operations

Income from operations was $10.2 million for the nine months ended September 30, 2012, representing an increase of 41.2 percent from $7.2 million for the corresponding period in 2011. Operating margin was 18.2 percent for the nine months ended September 30, 2012 compared to 14.4 percent for the corresponding period in 2011. The non-cash intangible assets impairment charge affected income from operations and operating margin by $0.9 million and 1.7 percent, respectively.

Adjusted income from operations was $12.7 million for the first nine months of 2012, representing an increase of 47.9 percent, compared to $8.6 million in the corresponding period of 2011. Adjusted operating margin for the nine months ended September 30, 2012 was 22.6 percent, compared to 17.1 percent for the corresponding period in 2011.

Interest Income and Investment Income

Interest income and investment income increased 84.7 percent to $2.0 million in the first nine months of 2012, compared to $1.1 million in the corresponding period of last year.

Income Tax Expense

Income tax expense for the first nine months of 2012 was $3.3 million, as compared with $1.5 million for the corresponding period of last year.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was $5.4 million in first nine months of 2012, an increase of 17.2 percent compared to $4.6 million in the first nine months of 2011. The increase was primarily attributable to a non-controlling interest impact related to the increase in net income from online degree programs in the first nine months of 2012.

Net Income attributable to ChinaEdu

Net income attributable to ChinaEdu was $3.6 million for the nine months ended September 30, 2012, representing an increase of 57.0 percent from $2.3 million for the corresponding period in 2011. Net margin was 6.4 percent for the nine months ended September 30, 2012, compared to 4.6 percent for the corresponding period in 2011. The non-cash intangible assets impairment charge and related deferred income tax impact affected net income attributable to ChinaEdu by $0.9 million and $0.6 million respectively, which affected net margin for nine months ended September 30, 2012 by 2.7 percent.

Adjusted net margin was 10.7 percent for the nine months ended September 30, 2012, compared to 7.1 percent for the corresponding period of 2011. The increase was primarily due to increased net profit in the first nine months of 2012. The non-cash intangible assets impairment charge and related deferred income tax impact affected adjusted net margin for nine months ended September 30, 2012 by one percent.

6

Fourth Quarter 2012 Guidance

ChinaEdu management expects total net revenue in the fourth quarter of 2012 to range from RMB124 million to RMB129 million or $19.7 million to $20.5 million, representing a three to seven percent increase compared to the corresponding period in 2011. This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call

ChinaEdu’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on December 20, 2012 (9:00 p.m. Beijing/Hong Kong Time on December 20, 2012).

Dial-in details for the earnings conference call are as follows:

International:	+6567239381
Hong Kong:	+85224750994
United States:	+1 (718) 354-1231
Toll-free China, Mobile:	4006208038
Toll-free China:	8008190121
Toll-free United States:	1 (866) 519-4004
Passcode:	79539648

A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu's website at http://ir.chinaedu.net and a replay of the conference call may be accessed by phone until December 27, 2012.

Dial-in numbers for the replay are as follows:

Toll Free United States	+1 (855) 452-5696
International	+61 281990299
Conference ID:	79539648

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation, amortization of intangible assets and land use rights and impairment charge. Adjusted operating margin defined as the ratio of adjusted operating income from operation over net revenue. Adjusted net income attributable to ChinaEdu per basic and diluted ADS are a non-GAAP measure which are computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per basic and diluted ADS calculation.

These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

7

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 12 universities, ranging from 10 to 50 years in length. The Company has also entered into technology agreements with 6 universities. Besides, ChinaEdu performs recruiting services for 22 universities through nationwide learning center network.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net

8

ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31,2011	September 30,2012	September 30,2012
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	273,746	196,951	31,338
Term deposits	98,163	199,028	31,668
Short-term investments	34,648	23,420	3,726
Accounts receivable, net	31,478	38,989	6,204
Prepaid expenses and other current assets	22,725	26,234	4,174
Amounts due from related parties	238,016	257,367	40,951
Deferred tax assets-current	5,697	1,808	288
Total current assets	704,473	743,797	118,349
Deferred tax assets-non-current	8,217	4,264	678
Rental deposits	2,213	1,480	235
Land use rights	26,657	26,201	4,169
Property and equipment, net	239,210	227,880	36,259
Deposits paid for acquisition of property and equipment	17,902	17,902	2,848
Acquired intangible assets, net	63,638	55,662	8,857
Goodwill	43,255	43,255	6,882
Total assets	1,105,565	1,120,441	178,277

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of 1,975 and 9,856 as of December 31, 2011 and September 30, 2012, respectively)	2,239	10,015	1,594
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Group of 20,525 and 24,297 as of December 31, 2011 and September 30, 2012, respectively)	125,332	51,851	8,250
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of 18,644 and 25,601 as of December 31, 2011 and September 30, 2012, respectively)	91,980	119,415	19,000
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of 1,953 and 2,008 as of December 31, 2011 and September 30, 2012, respectively)	13,146	20,138	3,204
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of 8,893 and 10,182 as of December 31, 2011 and September 30, 2012, respectively)	51,448	48,322	7,689
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of 3,047 and 3,622 as of December 31, 2011 and September 30, 2012, respectively)	21,970	24,127	3,839
Total current liabilities	306,115	273,868	43,576
Deferred revenues-non-current (including deferred revenues of the consolidated VIE without recourse to the Group of 33 and 29 as of December 31, 2011 and September 30, 2012, respectively)	12,059	10,986	1,748
Deferred tax liabilities-non-current (including deferred tax liabilities of the consolidated VIE without recourse to the Group of 1,017 and 988 as of December 31, 2011 and September 30, 2012, respectively)	9,243	7,274	1,157
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of 2,364 and 3,241 as of December 31, 2011 and September 30, 2012, respectively)	6,089	7,951	1,265
Total liabilities	333,506	300,079	47,746

ChinaEdu shareholders’ equity	604,806	634,576	100,970
Noncontrolling interests	167,253	185,786	29,561
Total equity	772,059	820,362	130,531
Total liabilities and equity	1,105,565	1,120,441	178,277

9

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended				Nine Months Ended
(in thousands,except for percentage, share, and per share information)	September 30,2011	June 30,2012	September 30,2012	September 30,2012	September 30,2011	September 30,2012	September 30,2012
	RMB	RMB	RMB	US$	RMB	RMB	US$

Gross Revenue *	118,800	119,519	129,012	20,527	329,989	368,163	58,579

Business Tax	4,880	4,486	5,192	826	14,688	15,383	2,447

Net Revenue:
Online degree programs	90,597	92,089	99,097	15,768	250,347	283,113	45,046
Online tutoring programs	6,792	6,389	6,025	958	19,698	18,423	2,931
Private primary and secondary schools	12,445	13,815	16,311	2,596	35,565	43,662	6,948
International and elite curriculum programs	4,086	2,740	2,387	379	9,691	7,582	1,207
Total net revenue	113,920	115,033	123,820	19,701	315,301	352,780	56,132

Cost of revenue:
Online degree programs	31,597	31,035	33,982	5,407	87,809	95,336	15,169
Online tutoring programs	2,334	2,700	2,178	347	6,424	7,599	1,209
Private primary and secondary schools	8,782	10,205	9,740	1,550	25,538	29,751	4,734
International and elite curriculum programs	4,902	3,020	2,422	385	11,735	8,105	1,290
Total cost of revenue	47,615	46,960	48,322	7,689	131,506	140,791	22,402

Gross profit:
Online degree programs	59,000	61,054	65,115	10,361	162,538	187,777	29,877
Online tutoring programs	4,458	3,689	3,847	611	13,274	10,824	1,722
Private primary and secondary schools	3,663	3,610	6,571	1,046	10,027	13,911	2,214
International and elite curriculum programs	(816)	(280)	(35)	(6)	(2,044)	(523)	(83)
Total gross profit	66,305	68,073	75,498	12,012	183,795	211,989	33,730

Online degree programs	65.1%	66.3%	65.7%	65.7%	64.9%	66.3%	66.3%
Online tutoring programs	65.6%	57.7%	63.9%	63.9%	67.4%	58.8%	58.8%
Private primary and secondary schools	29.4%	26.1%	40.3%	40.3%	28.2%	31.9%	31.9%
International and elite curriculum programs	(20.0%)	(10.2%)	(1.5%)	(1.5%)	(21.1%)	(6.9%)	(6.9%)
Gross margin	58.2%	59.2%	61.0%	61.0%	58.3%	60.1%	60.1%

Operating expenses:
General and administrative	23,320	24,251	27,182	4,325	69,829	77,243	12,290
Selling and marketing	14,264	11,316	12,315	1,959	37,415	34,094	5,425
Research and development	10,843	9,894	10,914	1,737	31,102	30,585	4,867
Intangible assets impairment	-	-	5,901	939	-	5,901	939
Total operating expenses	48,427	45,461	56,312	8,960	138,346	147,823	23,521
Income from operations	17,878	22,612	19,186	3,052	45,449	64,166	10,209
Operating margin	15.7%	19.7%	15.5%	15.5%	14.4%	18.2%	18.2%

Other income	297	266	404	64	719	917	146
Interest income	2,153	3,583	3,352	534	6,202	9,923	1,579
Investment income	37	786	1,303	207	666	2,763	440
Income before income tax	20,365	27,247	24,245	3,857	53,036	77,769	12,374
Income tax expense	(2,897)	(5,831)	(9,510)	(1,513)	(9,353)	(20,824)	(3,314)
Net income	17,468	21,416	14,735	2,344	43,683	56,945	9,060
Net income attributable to the noncontrolling interests	(11,514)	(12,124)	(11,611)	(1,847)	(29,195)	(34,204)	(5,442)
Net income attributable to ChinaEdu	5,954	9,292	3,124	497	14,488	22,741	3,618
Net margin	5.2%	8.1%	2.5%	2.5%	4.6%	6.4%	6.4%

Net income attributable to ChinaEdu per ADS:
Basic	0.38	0.59	0.20	0.031	0.91	1.44	0.229
Diluted	0.36	0.55	0.19	0.030	0.85	1.36	0.216

Weighted average aggregate number of ADSs outstanding:
Basic	15,573,809	15,852,495	15,884,264	15,884,264	15,838,717	15,827,795	15,827,795
Diluted	16,720,855	16,927,279	16,625,395	16,625,395	16,983,130	16,771,477	16,771,477

* Gross revenue are detailed as follows
Online degree programs	95,073	96,268	103,920	16,535	263,910	297,506	47,336
Online tutoring programs	6,940	6,511	6,181	983	20,204	18,849	2,999
Private primary and secondary schools	12,463	13,837	16,382	2,607	35,620	43,777	6,966
International and elite curriculum programs	4,324	2,903	2,529	402	10,255	8,031	1,278

10

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30,2011	June 30,2012	September 30,2012	September 30,2012	September 30,2011	September 30,2012	September 30,2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	17,468	21,416	14,735	2,344	43,683	56,945	9,060
Other comprehensive income, net of tax
Foreign currency translation adjustments	(1,984)	120	(121)	(19)	(1,898)	6	1
Change in fair value of available for sale investments	904	205	515	82	727	957	152
Comprehensive income	16,388	21,741	15,129	2,407	42,512	57,908	9,213
Less: comprehensive income attributable to the noncontrollng interest	13,739	11,106	13,591	2,163	34,392	35,143	5,592
Comprehensive income attributable to Chinaedu	2,649	10,635	1,538	244	8,120	22,765	3,621

11

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30,2011	June 30,2012	September 30,2012	September 30,2012	September 30,2011	September 30,2012	September 30,2012
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	17,468	21,416	14,735	2,344	43,683	56,945	9,060
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,619	1,892	1,885	300	4,823	5,996	954
Depreciation and amortization of property and equipment	5,728	6,304	6,355	1,011	17,263	18,963	3,017
Amortization of land use rights	152	152	152	24	456	456	73
Amortization of acquired intangible assets	1,059	1,036	1,035	165	3,093	3,056	486
Intangible Assets impairment	-	-	5,901	939	-	5,901	939
Gain on sale of investment	-	(158)	-	-	(687)	(227)	(36)
Gain on disposal	-	-	(1,303)	(207)	-	(1,303)	(207)
Loss on sale of bonds	(37)	-	-	-	21	-	-
Loss on discontinued operations	-	-	-	-	16	-	-
Loss from disposal of property and equipment	55	16	586	93	137	1,414	225
Changes in assets and liabilities
Accounts receivable	14,342	(24,932)	8,242	1,311	11,646	(7,851)	(1,249)
Inventory	-	-	-	-	358	-	-
Provision for Accounts Receivable	-	-	-	-	-	340	54
Prepaid expenses and other current assets	5,087	(377)	1,239	196	3,022	(1,351)	(215)
Amounts due from related parties	41,318	(65,981)	40,792	6,491	17,354	(23,351)	(3,715)
Rental deposits	(94)	(34)	296	47	(1,686)	733	117
Accounts payable	1,854	2,324	2,951	470	6,436	7,789	1,239
Deferred revenues	(72,711)	79,370	(74,887)	(11,916)	(59,257)	(74,508)	(11,855)
Accrued expenses and other current liabilities	7,943	3,167	17,532	2,791	18,164	26,673	4,245
Amounts due to related parties	(7,944)	(6,596)	8,265	1,315	(12,791)	11,621	1,849
Income tax payable	5,241	4,021	3,462	551	(2,483)	(3,119)	(496)
Other taxes payable	1,555	1,558	5,559	885	(2,018)	2,157	343
Deferred income taxes	(3,108)	608	2,909	463	(3,140)	5,873	934
Unrecognized tax benefit	473	586	637	101	1,731	1,863	296
Net cash provided by operating activities	20,000	24,372	46,343	7,374	46,141	38,070	6,058

Investing activities:
Purchase of property and equipment	(3,810)	(2,071)	(6,283)	(1,000)	(18,086)	(9,157)	(1,457)
Proceeds from discontinued operations	-	-	4,000	636	233	4,000	636
Deposits paid for acquisition of property and equipment	(444)	-	-	-	(14,990)	-	-
Purchase of/ maturity of term deposits	38,936	(122,000)	(3,000)	(477)	33,337	(100,865)	(16,049)
Purchase of investments	-	(12,571)	-	-	(17,000)	(12,571)	(2,000)
Proceeds from the sale of investment	1,674	14,634	-	-	10,361	24,952	3,970
Proceeds from the sale of bonds	-	-	-	-	2,859	-	-
Proceeds of exclusive contractual right	-	(980)	-	-	-	(980)	(156)
Proceeds of exclusive partnership	(1,960)	-	-	-	(1,960)	-	-
Proceeds from disposal of property and equipment	21	1	94	15	22	95	15
Net cash provided by (used in) investing activities	34,417	(122,987)	(5,189)	(826)	(5,224)	(94,526)	(15,041)

Financing activities:
Cash dividends paid to noncontrolling shareholders	-	(4,642)	(16,799)	(2,673)	(10,251)	(21,441)	(3,412)
Capital contributions by noncontrolling shareholders	1,960	-	-	-	2,960	-	-
Capital contributions by shareholders	-	980	-	-	-	980	156
Proceeds from exercise of share options	204	2,777	16	3	578	3,738	595
Prepayment for shares repurchase	-	(886)	-	-	(130)	(886)	(141)
Repurchase and cancellation of ordinary shares	(1,026)	(385)	(2,343)	(373)	(6,749)	(2,728)	(434)
Repayment of loan from related party	(8,000)	-	(5,500)	(875)	(33,000)	(5,500)	(875)
Loan from related party	2,000	5,500	-	-	37,500	5,500	875
Net cash (used in) provided by financing activities	(4,862)	3,344	(24,626)	(3,918)	(9,092)	(20,337)	(3,236)

Effect of foreign exchange rate changes	(9)	(6)	9	2	103	(2)	-

CASH AND CASH EQUIVALENTS, beginning of period	172,875	275,691	180,414	28,706	190,493	273,746	43,557

CASH AND CASH EQUIVALENTS, end of period	222,421	180,414	196,951	31,338	222,421	196,951	31,338

Net decrease in cash and cash equivalents	49,546	(95,277)	16,537	2,632	31,928	(76,795)	(12,219)

12

ChinaEdu Corporation
Unaudited reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30,2011	June 30,2012	September 30,2012	September 30,2012	September 30,2011	September 30,2012	September 30,2012
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	113,920	115,033	123,820	19,701	315,301	352,780	56,132
Income from operations	17,878	22,612	19,186	3,052	45,449	64,166	10,209
Adjustment:
Share-based compensation	1,619	1,892	1,885	300	4,823	5,996	954
Amortization of intangible assets and land use rights	1,211	1,188	1,187	189	3,549	3,512	559
Intangible assets impairment	-	-	5,901	939	-	5,901	939
Adjusted income from operations (non-GAAP)	20,708	25,692	28,159	4,480	53,821	79,575	12,661
Adjusted operating margin (non-GAAP)	18.2%	22.3%	22.7%	22.7%	17.1%	22.6%	22.6%

ChinaEdu Corporation
Unaudited reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30,2011	June 30,2012	September 30,2012	September 30,2012	September 30,2011	September 30,2012	September 30,2012
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	113,920	115,033	123,820	19,701	315,301	352,780	56,132
Net income(loss) attributable to ChinaEdu	5,954	9,292	3,124	497	14,488	22,741	3,618
Adjustment:
Share-based compensation	1,619	1,892	1,885	300	4,823	5,996	954
Share-based compensation attributable to the noncontrolling interest	(122)	(110)	(82)	(13)	(376)	(369)	(59)
Amortization of intangible assets and land use rights	1,211	1,188	1,187	189	3,549	3,512	559
Intangible assets impairment	-	-	5,901	939	-	5,901	939
Adjusted net income attributable to ChinaEdu (non-GAAP)	8,662	12,262	12,015	1,912	22,484	37,781	6,011
Adjusted net margin (non-GAAP)	7.6%	10.7%	9.7%	9.7%	7.1%	10.7%	10.7%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP):
Basic	0.55	0.77	0.76	0.120	1.42	2.39	0.380
Diluted	0.52	0.72	0.72	0.115	1.32	2.25	0.358

Weighted average aggregate number of ADSs outstanding:
Basic	15,573,809	15,852,495	15,884,264	15,884,264	15,838,717	15,827,795	15,827,795
Diluted	16,720,855	16,927,279	16,625,395	16,625,395	16,983,130	16,771,477	16,771,477

13